Free Writing Prospectus

Filed pursuant to Rule 433

Registration Number 333-189375

LyondellBasell Industries N.V.

$1,000,000,000 4.625% Senior Notes due 2055

Pricing Term Sheet dated February 26, 2015

Issuer:	LyondellBasell Industries N.V.

Security Description:	$1,000,000,000 4.625% Senior Notes due 2055

Distribution:	SEC-registered

Principal Amount:	$1,000,000,000

Coupon:	4.625%

Maturity:	February 26, 2055

Offering Price:	98.353% of face amount

Yield to Maturity:	4.717%

Spread to Benchmark Treasury:	+210 basis points

Benchmark Treasury:	UST 3.000% due November 15, 2044

Benchmark Treasury Price and Yield:	107-28; 2.617%

Interest Payment Dates:	February 26 and August 26

First Interest Payment Date:	August 26, 2015

Optional Redemptions:
Make Whole Call:	T+35 basis points (at any time before August 26, 2054)
Par Call:	At any time on or after August 26, 2054

Change of Control Triggering Event:	Puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any

Trade Date:	February 26, 2015

Settlement:	March 5, 2015 (T+5)

CUSIP/ ISIN:	552081 AM3/ US552081AM30

Expected Ratings*:	Baa1 / BBB (stable /stable)

Denominations/Multiple:	$2,000 / $1,000

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
PNC Capital Markets LLC
Regions Securities LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
UniCredit Capital Markets LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Deutsche Bank Securities Inc. toll-free at (866) 217-9821, J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

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